Exhibit 3.5

ARTICLES OF INCORPORATION OF

APL CONVERSION CORP.

A VIRGINIA STOCK CORPORATION

1.	The name of the corporation is APL Conversion Corp. (the “Corporation”).

2.	The total number of shares of capital stock which the Corporation shall have authority to issue is 25,000 consisting of 18,000 shares of common stock, each share having a par value of one-tenth of one cent ($0.001) (the “Common Stock”), and 7,000 shares of preferred stock, each share having a par value of one-tenth of one cent ($0.001) (the “Preferred Stock”).

a.	Common Stock.

1.	There will be four series of Common Stock-Series 1, 2, 3, and 4--authorized for issuance with the series designated at time of issuance. The number of authorized shares for each series is set forth below.

Common Stock Series	Authorized Shares
1	15,000
2	300
3	1,350
4	1,350

ii.	The series of Common Stock are identical in all respects except as to voting rights as stated below.

Common Stock Series	Votes Per Share
1	1
2	2.7109
3	1.2857
4	No voting rights

J.	In the event of a merger, acquisition, reorganization or conversion of the Corporation in order to effect a public listing of the Corporation’s securities, each series of Common Stock will be treated identically on a per share basis as is each share of Common Stock Series 1.

b.	Preferred Stock.

1.	There shall be two series of Preferred Stock-Series 1 and 2- authorized for issuance with the series designated at time of issuance. The number of authorized shares for each series is set forth below.

Preferred Stock Series	Authorized Shares
1	6,000
2	1,000

The Preferred Stock is identical to Common Stock Series l in all respects except as specifically stated in this Section 2.b:

ii.	The Preferred Stock shall rank, with respect to dividend rights and rights on liquidation, winding up and dissolution senior to the Common Stock such that each share of Preferred Stock shall receive the amount per share as set forth below (the “Preference Amount”) prior to any dividends or other cash payments to Common Stock, which amount, when paid in full, shall fully redeem and retire the Preferred Stock. In the event there is not enough distributed to pay the full Preference Amount of both series of Preferred Stock, then such partial payments will be made pro-rata and in proportion to the Preference Amount.

Preferred Stock Series	Preferred Amount
1	$4,733.3333
2	$3,533.3333

iii.	Any holder of Preferred Stock may, upon written notice to the Corporation, convert their shares of Preferred Stock into shares of Common Stock Series 1 on a 1:1 basis adjusted downward pro rata with the percentage of the Preference Amount already paid to the holders of Preferred Stock.

iv.	The terms and preferences of the Preferred Stock may be amended with the vote or written consent of the holders of not less than a majority of the then outstanding shares of Preferred Stock, voting as a separate class.

v.	In the event of a merger, acquisition, reorganization or conversion of the Corporation in order to effect a public listing of the Corporation’s securities, each share of Preferred Stock will be treated identically as each share of Common Stock Series 1.

c.	Fractional Shares.

Fractional shares of capital stock may be issued and will have the rights and privileges equal to the fraction of the respective share so issued as a fractional share (e.g., 0.33 of a share of Common Stock Series 1 will have 0.33 votes).

2

3.	No Preemptive Rights.

No share of capital stock shall have any rights of preemption whatsoever as to any securities of the Corporation, or any warrants, rights or options issued or granted with respect thereto, regardless of how such securities, or such warrants, rights or options, may be designated, issued or granted.

4.	Actions Without a Meeting.

Any action that is otherwise permitted to be taken at a meeting of the shareholders of the Corporation may take action without a meeting if (i) a written consent (which may be electronic), setting forth the action to be taken, shall be provided to all of the shareholders entitled to vote with respect to the subject matter thereof, (ii) the written consent is approved (which may be electronically) by holders of not less than the minimum number of outstanding shares of each voting group entitled to vote on the action that would be required to adopt or take the action at a shareholders’ meeting at which all shares of each voting group entitled to vote on the action were present and voted shall have signed written consents setting forth the action to be adopted or taken, (iii) the Corporation’s secretary shall have received a copy of the form of written consent setting forth the action to be adopted or taken, and (iv) such consent complies with all requirements of the laws of the Commonwealth of Virginia.

The written consent shall bear the date on which each shareholder signed the consent and be delivered to the Corporation for inclusion in the minutes or filing with the corporate records.

5.	Registered Agent.

a.	The name of the Corporation’s initial registered agent is William B. Stilley.

b.	The Corporation’s initial registered agent is an individual who is a resident of Virginia and an initial director of the Corporation.

6.	The Corporation’s initial registered office address, which is identical to the business office of the initial registered agent, is 1180 Seminole Trail, Ste 495, Charlottesville, VA 22901. The Corporation’s registered office is located in the Albemarle County, Virginia.

7.	The initial director is William B. Stilley.

Incorporator:

/s/ William B. Stilley	Signed: September 26, 2017
William B. Stilley, Incorporator

3